SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 12, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	2506F	October 5, 2007

07027509

SUPPL

dlw 10/23

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/05/07 08:54 AM

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Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:2506F
Elementis PLC
05 October 2007

5 October 2007

Elementis plc (the "Company") today announces that Robert Beeston, Chairman, on 4th October 2007 purchased 50,000 ordinary shares of 5p each in the Company at a price of 99p per share. His total beneficial holding in the Company following this acquisition is 50,000 shares, which represents 0.01% of the total shares in issue.

Wai Wong
Company Secretary
020 7408 9303

END
RDSEADESESDXFFE

END